

December 29, 2010

Via U.S. Mail

Aik Fun Chong
President and Chief Executive Officer
Global Mobiletech, Inc.
1312 North Monroe, Suite 750
Spokane, WA 99201

> **Re: Global Mobiletech, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-53493**

Dear Mr. Chong:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to amend your filing to comply with our comments. In other comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

General

1. To the extent applicable, please revise your Form 10-K to reflect our comments on your Form S-1 (File No. 333-170988) filed on December 6, 2010.

2. Delete your references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection is not available to issuers of penny stock.

Item 8 – Financial Statements, page 30

Report of Independent Registered Public Accounting Firm - 2010, page 31

3.   Please provide us with evidence that Davis Accounting Group is currently registered and in good standing with the PCAOB. Otherwise, please amend this Form 10-K to include the audit report of an independent registered public accounting firm that is qualified to practice in accordance with Article 2 of Regulation S-X.

Item 9A(T). Controls and Procedure, page 49

4.   Although you are neither a large accelerated filer nor an accelerated filer, you have filed an annual report for the fiscal year ended June 30, 2010 which is after the time period for the effectiveness of Item 308T of Regulation S-K. Therefore, revise to provide the disclosure required by Item 308 of Regulation S-K. Further, it appears you have confused "disclosure controls and procedures" with "internal controls and procedures." Refer to Rule 13a-15. Revise to provide the correct disclosure required by Item 308. We also note that you have disclosed material weaknesses. If this is true, please disclose that your internal controls over financial reporting are not effective. Also, revise your disclosure under Item 307 accordingly.

5.   Further, we note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

b. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

c. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    d. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

    e. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

    f. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

    g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

h. Refer to the third paragraph of page 50 of Form 10-K, which discloses that you have designated a "financial expert" on your audit committee. We further note from the fifth paragraph of page 51 that your expert's training appears to be in UK GAAP. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

From 10-Q for the Quarterly Period Ended September 30, 2010

Item 4. Controls and Procedures, page 25

6. We note that you have concluded that your disclosure controls and procedures were effective as of September 30, 2010. Taking into account your prior disclosure in the Form 10-K about material weaknesses in internal controls over financial reporting, please tell us how you concluded that your disclosure controls and procedures were effective. Revise accordingly.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

                               Sincerely,

                               /s/ Larry Spirgel

                               Larry Spirgel
                               Assistant Director

cc: <u>Via facsimile to 206-860-6022</u>
        Michael R. Espey, Esq.